UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Cancellation of Class B Treasury Shares

Autonomous City of Buenos Aires, October 2, 2025

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

A3 Mercados S.A.

Present

RE: Relevant information – Cancellation of Class B Treasury Shares

Buenos Aires, October 2, 2025 – Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a domestic universal financial services group in Argentina with a nationwide presence, informs that, on October 1, 2025, the Company’s Board of Directors acknowledged that, pursuant to the provisions of Article 67 of Capital Markets Law No. 26,831 (as amended), between August 16, 2025, and September 30, 2025, 3,782,214 Class B common shares, each carrying one vote per share, were automatically cancelled.

Such cancellation occurred due to the expiration of  the three (3) year term from the date of acquisition  -carried out between August 16 and September 30, 2022 -, the aforementioned treasury shares remained in the Company’s portfolio without being disposed of, as required under applicable regulations.

As a result of the automatic cancellation, and in accordance with the applicable regulations, the share capital of Grupo Supervielle has been automatically reduced by an amount equivalent to the nominal value of the cancelled shares. Consequently, as of September 30, 2025, the new share capital amounted to Ps. 451,994,134, consisting of 61,738,188 Class A shares and 390,255,946 Class B shares.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: October 2, 2025	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer